PEARLMAN LAW GROUP LLP Attorneys-at-Law 200 South Andrews Avenue, Suite 901 Fort Lauderdale, Florida 33301 (954) 880-9484

September 11, 2018

“DRSLTR”

CONFIDENTIAL SUBMISSION
Via EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Level Brands, Inc.
Confidential Submission of Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of Level Brands, Inc., a North Carolina corporation (the “Company”), and in connection with the confidential submission of its draft registration statement on Form S-1 (the “Registration Statement”) on September 10, 2018, we hereby confidentially submit the draft Registration Statement pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act, as amended (the “JOBS Act”), for non-public review by the staff of the Securities and Exchange Commission prior to the public filing of the Registration Statement. The Company qualifies as an “emerging growth company” within the meaning of the JOBS Act and its common stock is registered under Section 12(b) of the Securities Exchange Act of 1934, as amended. The Company concluded its initial public offering in November 2017 pursuant to the offering statement on Form 1-A, as amended (SEC File No. 024-10724). On behalf of the Company, we hereby confirm that the Company will publicly file its Registration Statement and nonpublic draft submission such that it is publicly available on the EDGAR system at least 48 hours prior to any requested effective time and date.

Please direct all notices, comments and communications with respect to this confidential submission to the following:

Brian A. Pearlman, Esq.
Pearlman Law Group LLP
200 S. Andrews Avenue
Suite 901
Fort Lauderdale, FL 33301
(954) 880-9484
brian@pslawgroup.net

Should you have any questions regarding this submission, please do not hesitate to contact me.

Sincerely,

/s/ Brian A. Pearlman
Brian A. Pearlman

cc:
Mark S. Elliott

Leslie Marlowe, Esq.